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SYNOVUS                                    NEWS RELEASE
FINANCIAL CORP.     -----------------------------------------------------------

                                                Filed by Synovus Financial Corp.
                                                  Commission File No.  001-10312
                           Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company: Synovus Financial Corp.

     On September 19, 2000, Synovus Financial Corp., a Georgia corporation, Carolina Southern Bank, a South Carolina banking corporation, and The National Bank of South Carolina, a national banking association, jointly issued the following press release:

For Immediate Release

Contact:Patrick A. Reynolds         Sara B. Fisher  John S. Poole
        Synovus Investor Relations  NBSC Marketing  President, Carolina Southern
        (706) 649-4973              (803) 929-2132  (864) 594-6671

                    Synovus To Acquire Carolina Southern Bank
            Bank will merge with The National Bank of South Carolina

Columbus, Ga., Sept. 19, 2000 -- Synovus Financial Corp. (NYSE: "SNV") has announced it will acquire Carolina Southern Bank (Nasdaq: "CSBK"), the community bank with $212.4 million in assets based in Spartanburg, S.C., for $61.4 million in stock and merge the company with The National Bank of South Carolina (NBSC), the Synovus affiliate based in Columbia, S.C.

The transaction is expected to be final in the first quarter of 2001, pending regulatory and shareholder approval. Synovus will account for the acquisition using the pooling of interests method; Carolina Southern shareholders will receive 0.8514 Synovus shares for each share of Carolina Southern common stock they hold. This transaction is expected to be accretive to Synovus in 2001. Carolina Southern reported net income of about $2.7 million for the trailing 12-month period ending June 30, 2000.

"Carolina Southern will substantially strengthen the presence of NBSC in Spartanburg, one of the fastest-growing communities in South Carolina and the Southeast," said James H. Blanchard, chairman and CEO of Synovus Financial Corp. "We have found this company's people culture and dedication to customer service to be a wonderful match for NBSC," Blanchard said. "As a combined company, we will offer enhanced products and services to the customers of Carolina Southern, and we expect to add value for shareholders of both companies."

Carolina Southern will add its four branches in the Spartanburg area to the two branches NBSC opened in that community seven years ago. After the acquisition is complete, NBSC will operate a total of 11 branches in South Carolina's booming Upstate area.

Spartanburg County is part of South Carolina's largest metropolitan area, the home of BMW Manufacturing Corporation and more than 100 international firms from 19 countries. Spartanburg reports the highest per capita international investment of any area in the country.

 "We are extremely pleased to have Carolina Southern join our team. Carolina Southern is a very strong community-oriented bank that shares many of the same philosophies of NBSC," said Fred L. Green III, president and CEO of NBSC, based in Columbia. "We are committed to our South Carolina communities and are very pleased that we are forming this alliance to create a stronger, more convenient bank for Carolina Southern and NBSC customers."

"This transaction will allow us to build on our very strong foundation in Spartanburg and Inman," said John S. Poole, president and CEO of Carolina Southern. "We will now be able to offer our customers additional products and services while giving them an expanded branch base and network of ATMs from which to transact business."

The National Bank of South Carolina, a statewide bank established in 1905, operates 42 branches in 23 communities across South Carolina. See NBSC on the Web at www.nationalbanksc.com.

Synovus Financial Corp. is a multi-financial services company with $13.7 billion in assets based in Columbus, Ga. Synovus operates 39 banks serving communities in Georgia, Alabama, Florida and South Carolina; pointpathbank, (www.pointpathbank.com) the innovative financial community for online consumers, including engaged and newly wed couples; an 80.8-percent share of Total System Services, Inc. (NYSE: "TSS") (www.totalsystem.com), one of the world's leading providers of payment services; DotsConnect, a wholly owned TSYS subsidiary that provides the e-payments link between buyers and sellers on the Web (www.dotsconnect.com); Synovus Mortgage Corp., which offers mortgage services throughout the Southeast; and Synovus Leasing Services, a commercial leasing company. Synovus is No. 5 on FORTUNE magazine's list of "The 100 Best Companies To Work For In America" for 2000. See Synovus on the web at www.synovus.com.

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. "Forward-looking" statements contained in this press release include the intent, belief or current expectations of Synovus and members of its senior management team with respect to future earnings growth, as well as the assumptions upon which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those contemplated by the forward-looking statements in this press release include, but are not limited to, competitive pressures arising from aggressive competition from other lenders; factors that affect the delinquency rate on Synovus' loans and the rate at which Synovus' loans are charged off; changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which Synovus is perceived in such markets; and the effects of government policy and regulations, including restrictions and/or limitations arising from banking laws, regulations and examinations. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in Synovus' filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

     Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the merger with the SEC. Such document also will serve as a proxy statment for Carolina Southern Bank. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov.
In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, Telephone 706-649-4751. READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE
MERGER.
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